Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

AFT CHOICE PLUS

Supplement Dated July 1, 2019 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2019, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Wells Fargo Small Cap Value Fund.*

Notice of and Important Information About An Upcoming Fund Merger

The Board of Trustees of Wells Fargo Funds Trust unanimously approved the merger of the Wells Fargo Small Cap Value Fund (Class A) (the "Merging Fund") with and into the Wells Fargo Small Company Value Fund (Class A) (the "Surviving Fund"). Contingent upon a number of conditions, the proposed merger date of the Wells Fargo Small Cap Value Fund will occur on or about September 20, 2019 (the "Merger Date").

Voluntary Transfer Before the Merger Date. Prior to the Merger Date, you may transfer amounts allocated to the subaccount that invested in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.**

On the Merger Date. On the Merger Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Merger Date. After the Merger Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Merger Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 5050, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

Information about the Wells Fargo Small Company Value Fund. In connection with the upcoming fund merger involving the Wells Fargo Small Cap Value Fund (Class A), effective on the Merger Date, the Wells Fargo Small Company Value Fund (Class A) will be added to your contract as an available investment option. The following chart lists summary information regarding the Wells Fargo Small Company Value Fund and is added to **APPENDIX IV – FUND DESCRIPTIONS** in your Contract Prospectus and Contract Prospectus Summary.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Wells Fargo Small Company Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***